Exhibit 99.6

Emera Reports 2021 Third Quarter Financial Results

HALIFAX, Nova Scotia -- Today Emera (TSX: EMA) reported 2021 third quarter financial results.

Highlights

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Adjusted EPS[1] increased by $0.01 or 1% to $0.68 from $0.67 in Q3 2020 driven by increased earnings contributions from PGS and EES, lower corporate interest expense, and lower income tax expense at NSPI, partially offset by the timing of the preferred dividend declaration in 2020 and the impact of a stronger Canadian dollar (“CAD”). Reported EPS decreased by $0.61 to a loss of $0.27 from $0.34 in Q3 2020 due to mark-to-market losses.

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Year-to-date, adjusted EPS[1] increased by $0.24 to $2.17 from $1.93 in 2020 representing a 12% increase year-over-year. Reported EPS decreased by $1.97 to $0.73 from $2.70 over the same period last year.

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Tampa Electric’s three-year settlement agreement was approved by the Florida Public Service Commission clearing the path to additional revenue increases over three years beginning in January 1, 2022 with expected incremental increases of $191M USD in 2022, $90M USD in 2023 and $21M USD in 2024.

●	In August Nalcor commenced delivery of the ‘Nova Scotia Block’ of clean energy from the Muskrat Falls hydroelectric project through the Maritime Link transmission system to Nova Scotia.

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Emera’s Board of Directors approved an increase in the annual common share dividend to $2.65 from $2.55 per common share and extended its dividend growth rate target of four to five per cent through to 2024. This increase represented the 15th annual dividend increase in a row.

“We are pleased to deliver another solid quarter as we continue to advance our strategy of delivering cleaner, more reliable energy at a pace that never loses sight of affordability for our customers.” says Scott Balfour, President & CEO of Emera Inc. “With the increasing focus by policymakers on decarbonization coupled with ongoing demand from customers for cleaner energy, we are well positioned to continue to deliver growth and value for our customers, communities and shareholders.”

Quarterly Financial Results

Q3 2021 reported net loss of $70 million, or $(0.27) per common share, compared with net income of $84 million, or $0.34 per common share, in Q3 2020. Q3 2021 included a $245 million after-tax mark-to-market loss, compared to a $82 million mark-to-market loss last year.

Q3 2021 adjusted net income1 was $175 million, or $0.68 per common share, compared with $166 million, or $0.67 per common share, in Q3 2020.

Growth in quarterly adjusted net income1 was largely due to increased earnings contributions from PGS and EES, lower corporate interest expense, and lower income tax expense at NSPI. These were partially offset by the timing of the preferred dividend declaration in Q2 2020, and the impact of a stronger CAD.

Year-to-date Financial Results

Year-to-date reported net income was $186 million or $0.73 per common share, compared with a net income of $665 million or $2.70 per common share year-to-date in 2020. Year-to-date reported net income included a $369 million after-tax mark-to-market loss primarily at Emera Energy.

Year-to-date adjusted net income1 was $555 million or $2.17 per common share, compared with $477 million or $1.93 per common share year-to-date in 2020.

Growth in year-to-date adjusted net income1 was largely due to lower corporate interest expense, higher earnings contribution from EES and PGS, realized gains on foreign exchange hedges, the 2020 revaluation of deferred taxes due to a reduction in the Nova Scotia corporate income tax rate, and lower income tax expense at NSPI. The increase was partially offset by the impact of a stronger CAD, the 2020 recognition of a corporate income tax recovery previously deferred as a regulatory liability in 2018 at BLPC, and lower earnings due to the sale of Emera Maine in Q1 2020.

Strengthening of the CAD decreased the net loss by $2 million and decreased adjusted earnings1 by $7 million ($0.03 per share) in Q3 2021 compared to Q3 2020. The strengthening of the CAD exchange rates decreased earnings by $7 million and adjusted earnings1 by $27 million ($0.10 per share) year-to-date in 2021, compared to the same period in 2020.

(1) See “Non-GAAP Measures” noted below

Outlook

Emera’s $7.4 billion capital investment plan over the 2021-to-2023 period, and the potential for additional capital opportunities of $1.2 billion over the same period, results in a forecasted rate base growth of 7.5 per cent to 8.5 per cent through 2023. Emera is on track to invest more than $2 billion in 2021, increasing rate base by 6 per cent to $22.5 billion. The capital investment plan continues to include significant investments across the portfolio in renewable and cleaner generation, reliability and integrity investments, infrastructure modernization and customer-focused technologies.

Emera’s capital investment plan is being funded primarily through internally generated cash flows and debt raised at the operating company level. Equity requirements in support of our capital investment plan are expected to be funded through the dividend reinvestment plan, the issuance of preferred equity and the issuance of common equity through our at-the-market program. Maintaining investment-grade credit ratings is a priority of management.

Emera has provided annual dividend growth guidance of four to five per cent through to 2024.

Consolidated Financial Review

The following table highlights significant changes in adjusted net income attributable to common shareholders from 2020 to 2021.

For the millions of Canadian dollars	Three months ended September 30	Nine months ended September 30
Adjusted net income – 2020[1]	$ 166	$ 477
Operating Unit Performance
Increased earnings at PGS due to higher base revenues as a result of a base rate increase on January 1, 2021 and customer growth	9	26
Increased earnings at NSPI due to decreased income tax expense and lower interest on the Fuel Adjustment Mechanism (“FAM”) regulatory deferral. This was partially offset by lower Maritime Link assessment included in revenue compared to 2020 and higher operating, maintenance and general (“OM&G”) expense	7	8
Increased earnings at Emera Energy Services (“EES”) due to favourable market conditions	4	28
Decreased earnings at Tampa Electric due to the impact of a stronger CAD. Excluding the impact of foreign exchange, earnings increased due to higher allowance for funds used during construction (“AFUDC”), partially offset by higher depreciation and amortization reflecting increased capital investment and a 2020 regulatory settlement	(6)	(23)
Decreased earnings due to the sale of Emera Maine in Q1 2020	-	(6)
Tax Related
Revaluation of Corporate, NSPI and Emera Energy net deferred income tax assets and liabilities in Q1 2020 due to the reduction in the Nova Scotia provincial corporate income tax rate	-	14
Recognition of corporate income tax recovery in Q1 2020 previously deferred as a regulatory liability in 2018 at BLPC	-	(10)
Corporate
Decreased interest expense, pre-tax, due to the impact of a stronger CAD and lower interest rates. Year-over year also due to repayment of corporate debt	7	29
Realized gain on hedges entered into to hedge foreign exchange earnings exposure	4	17
Decreased quarter-over-quarter due to the timing of preferred dividend declaration in Q2 2020	(14)	(2)
Other Variances	(2)	(3)
Adjusted net income – 2021[1]	$ 175	$ 555

1 See “Non-GAAP Measures” noted below.

2 Excludes the effect of mark-to-market adjustments, the 2020 gain on sale of Emera Maine and 2020 impairment charges, net of tax.

Segment Results and Non-US GAAP Reconciliation

For the	Three months ended September 30		Nine Months ended September 30
millions of Canadian dollars (except per	2021	2020	2021	2020
share amounts)
Adjusted net income [1,2]
Florida Electric Utility[3]	$169	$175	377	400
Canadian Electric Utilities[4]	42	35	174	164
Other Electric Utilities[2,5]	8	6	15	25
Gas Utilities and Infrastructure[6]	29	20	143	117
Other [2,7]	(73)	(70)	(154)	(229)
Adjusted net income[1,2]	$175	$166	555	477
Gain on sale, net of tax and transaction costs	-	-	-	309
Impairment charges, net of tax	-	-	-	(26)
After-tax mark-to-market loss	(245)	(82)	(369)	(95)
Net income (loss) attributable to common shareholders	$(70)	$84	186	665
EPS (basic)	$(0.27)	$0.34	0.73	2.70
Adjusted EPS (basic) [1,2]	$0.68	$0.67	2.17	1.93

1 See “Non-GAAP Measures” noted below.

2 Excludes the effect of mark-to-market adjustments, the 2020 gain on sale of Emera Maine and 2020 impairment charges, net of tax.

3 Decrease due to the impact of a stronger CAD and higher AFUDC earnings. These decreases were partially offset by higher depreciation and amortization reflecting increased capital investment and, a 2020 regulatory settlement.

4Increased earnings at NSPI due to decreased income tax expense and lower interest on the FAM regulatory deferral. This was partially offset by lower Maritime Link assessment included in revenue compared to 2020 and higher OM&G expense

5 Decrease year-to-date due to the recognition of a corporate income tax recovery at Barbados Light and Power in Q1 2020 and the sale of Emera Maine in Q1 2020.

6 Increase due to stronger operating earnings at PGS due to new base rates and customer growth.

7 Decreased loss due to stronger marketing and trading earnings, lower corporate interest costs, realized gain on hedges and the revaluation of Nova Scotia deferred income tax assets and liabilities in Q1 2020. Quarter-over quarter was partially offset by the timing of preferred dividends in Q2 2020

1 Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference today, Wednesday, November 10, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q3 2021 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-866-521-4909. International parties are invited to participate by dialing 1-647-427-2311. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available two hours after the conclusion of the call by dialing 1-800-585-8367 or 1-416-621-4642 and entering pass code 1897285.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $33 billion in assets and 2020 revenues of more than $5.5 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and in four Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F, EMA.PR.H, EMA.PR.J and EMA.PR.L. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations

Dave Bezanson VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Media

902-222-2683

media@emera.com